Exhibit 3.1

Amendment to Bylaws

Pursuant to a written consent of the board of directors of Brownie’s Marine Group, Inc., a Nevada corporation (the “Company”) effective December 7, 2010 and in accordance with the laws of the State of Nevada and articles of incorporation, as amended, and bylaws of the Company, Section 3.11 of the Company’s bylaws are amended and restated as follows:

“3.11 BOARD OF DIRECTOR VACANCIES.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, the director(s) remaining in office shall fill the vacancy. If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. However, if his term expires, he shall continue to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.”

/s/ Robert Carmichael
Robert Carmichael, President